Exhibit (n)(20)

CONSENT OF INDEPENDENT AUDITOR
We have issued our reports dated August 20, 2018, with respect to the combined consolidated financial statements of National Property REIT Corp. for the years ended December 31, 2017 and December 31, 2016, and dated August 9, 2017, with respect to the combined consolidated financial statements of National Property REIT Corp. for the years ended December 31, 2016 and December 31, 2015, included in the Preliminary Prospectus Supplement of Prospect Capital Corporation, dated September 27, 2018, relating to its sale of its Notes due 2024. We hereby consent to the inclusion of said reports in that Preliminary Prospectus Supplement.

/s/ BDO USA, LLP
September 27, 2018